November 5, 2008

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Form 10-K for the fiscal year ended December 31, 2007

Filed March 26, 2008

File #1-133805

Dear Mr. Cash:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), set forth below are the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 31, 2008 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 26, 2008 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed on August 11, 2008. For the convenience of the Staff, each Staff comment is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Form 10-K.

This letter should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the “Form 10-Q”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in the Form 10-Q. To assist the Staff in reviewing this letter and the Form 10-Q, we are delivering by overnight mail four copies of this letter and four bound copies of the Form 10-Q to your attention.

Och-Ziff Capital Management Group LLC

November 5, 2008

Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources, page 73

1.	We note your disclosure on page F-39 that your term loan contains covenants. With a view towards future disclosure, please provide us a comprehensive discussion of the terms of these covenants and demonstrate your compliance with them during the periods presented. In addition, please revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosures should only be excluded if you believe the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

In response to the Staff’s comments, the term loan does not provide for financial maintenance covenants (e.g., assets under management or EBITDA maintenance covenants), including minimum or maximum ratios or amounts, or any other covenants that would impact the borrowing costs under the loan or accelerate the repayment of the loan. The covenants that the Company was referring to in its disclosure in the Form 10-K relate to further encumbering its assets and restrictions on future borrowings and distributions to equity holders. Specifically, OZ Management LP (“OZ Management”), OZ Advisors LP (“OZ Advisors I”) and OZ Advisors II LP (“OZ Advisors II” and collectively with OZ Management and OZ Advisors I, the “Och-Ziff Operation Group”) are prohibited from further encumbering their assets, subject to certain exceptions; encumbering or restricting certain subsidiaries from paying dividends or making distributions, subject to certain exceptions; transactions with shareholders or affiliates, subject to certain exceptions; engaging in a substantially different line of business and amending their organizational documents in a manner materially adverse to the lenders, in each case, without the prior written consent of a majority of the lenders.

In addition, OZ Management, OZ Advisors I and OZ Advisors II are permitted to incur unsecured indebtedness so long as, after giving effect to the incurrence of such indebtedness, OZ Management is in pro forma compliance with a total leverage ratio of 3.0 to 1.0 and no default or event of default has occurred and is continuing. As of September 30, 2008, the Company has not incurred any unsecured indebtedness.

OZ Management, OZ Advisors I and OZ Advisors II are also permitted to make distributions to equity holders so long as no default or event of default exists immediately prior to or after giving effect to such distributions, the aggregate amount of such distributions during the prior 12 months does not exceed free cash flow for the prior 12 months and, after giving effect to such distributions, there exists cash on hand in an amount sufficient to pay all accrued and unpaid taxes of OZ Management, OZ Advisors I, OZ Advisors II and certain of their subsidiaries. The Company discloses all accrued and unpaid taxes of the Och-Ziff Operating Group and its consolidated subsidiaries in its financial statements.

Och-Ziff Capital Management Group LLC

November 5, 2008

Free cash flow for any period includes the combined net income or loss of each of OZ Management, OZ Advisors I and OZ Advisors II and certain of their subsidiaries, subject to certain additions and deductions for taxes, interest, depreciation, amortization and other non-cash charges for such period, less total interest paid, expenses in connection with the purchase of property and equipment, distributions to equity holders to pay taxes, realized gains or losses on investments and dividends and interest from investments.

In further response to the Staff’s comment, the Company has added disclosure of page 38 of the Form 10-Q to further detail the covenants of the term loan and its compliance with such covenants.

Form 10-Q for the quarterly period ended June 30, 2008

Note 3. Fair Value Measurements

2.	Please provide us the following information:

•

A more specific discussion regarding the underlying nature of the deferred income receivable and investment balance and their classifications in the Level III category. Please more fully explain to us why there is uncertainty in the value of the deferred income receivable since it appears that this amount has already been earned. Also, please more fully explain to us if the amount of the deferred income receivable you are required to pay to your affiliates is a fixed amount or if the related liability is also based on the fair value of the asset.

In response to the Staff’s comment, the Company respectfully informs the Staff that although the deferred income receivable represents a receivable for previously earned incentive income from the offshore Och-Ziff funds that are payable to the partners and the Ziffs, it is not a fixed amount. Instead, it is indexed to certain Och-Ziff funds or assets within the funds and is recorded at fair value in accordance with Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments. All changes in the value of the deferred income receivable are reflected in the receivable until the Company collects it and settles the related obligations with the partners and the Ziffs. As a result, the liability to the partners and the Ziffs is adjusted for changes in the fair value of the receivable until such time. Because the deferred income receivable consists of investments in the Och-Ziff funds that fall within the level I, II and III categories, it is categorized at the lowest level of the fair value hierarchy, level III, in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).

As to the investment balance and its classification, investments, at fair value primarily consist of investments of the consolidated Och-Ziff real estate funds. These investments are in the form of general and limited partnerships, real estate investment trusts and limited liability companies for which no readily observable market value exists. As such, the investments, at fair value are categorized within the level III category in accordance with FAS 157.

Och-Ziff Capital Management Group LLC

November 5, 2008

•

A discussion of when you expect the deferred balances to be collected. We note your disclosure on page 39 that the balances will be paid over two years. However, it is unclear how much is expected to be collected in a given period and if there are any restrictions or milestones tied to such collections.

In response to the Staff’s comment, the Company advises the Staff that it expects to collect an amount in 2009 equal to approximately 25 percent of the value of the deferred balances that were outstanding as of December 31, 2006, plus any change in the value of the deferred balances for 2008, and we expect to collect any remaining deferred balances in 2010 (the other 50 percent was paid out at the beginning of this year). No restrictions or milestones apply, except that 95 percent of the amount due each year is payable in January, while the remaining five percent is not required to be paid until completion of the audited financial statements of the relevant funds for the previous year. The Company has added disclosure of page 34 of the Form 10-Q to further address the Staff’s comment.

Note 7. Partners’ and Others’ Interests in Income of Consolidated Subsidiaries, page 13

3.	With a view towards future disclosure, please clarify why you reflected $687M of your charge for amortization of Group A Units in your partners’ accounts and $163M in your equity accounts.

In response to the Staff’s comment, the Company advises the Staff that the amortization related to reorganization expenses is recorded at the OZ Management, OZ Advisors I and OZ Advisors II levels. The $687 million amortization charge represents 80.8% of the total amortization, which is allocable to the Och-Ziff Operating Group A Units. The partners and the Ziffs hold all of the Och-Ziff Operating Group A Units. Such interests are recorded within partners and others’ interest in consolidated subsidiaries at the consolidated Och-Ziff Capital Management Group LLC level. The $163 million amortization charge within the Company’s paid-in capital account represents 19.2% of the total amortization charge, which is allocable to the Och-Ziff Operating Group B Units that are held by Och-Ziff Capital Management Group LLC through its wholly-owned intermediate holding companies.

The Company has revised its disclosure on page 13 of the Form 10-Q in response to the Staff’s comment.

4.	With a view towards future disclosure, please clarify if or how the amounts presented in note 7 reconcile to your statements of operations. Also, please clarify how amounts related to the partners’ and others’ interests in income of consolidated subsidiaries in the statements of operations are determined and clarify the reasons for changes in such amounts as a percentage of net income during the current interim periods.

In response to the Staff’s comment, the Company has modified the table presented in Note 8, Partners’ and Others’ Interests in Income of Consolidated Subsidiaries, on page 13 of the Form 10-Q to present the total amount recognized in the statement of operations for partners’ and others’ interest in income of consolidated subsidiaries. In addition, the Company has clarified the reason for changes in the percentage of income allocated to such interests on page 13 of the Form 10-Q.

Och-Ziff Capital Management Group LLC

November 5, 2008

5.	We note your disclosure of $445 million of excess cumulative losses applicable to partners’ and others’ deficit charged against the Company’s retained deficit. Please clarify what this amount represents and indicate if or how it reconciles to your statement of operations and statement of charges in shareholders’ equity.

In accordance with paragraph 15 of Accounting Research Bulletin No. 51, Consolidated Financial Statements, when losses applicable to partners’ and others’ interest in a consolidated subsidiary exceed partners’ and others’ interest in the capital of the subsidiary, excess losses should be charged against the Company’s retained deficit. The amounts presented in the disclosure represent the cumulative losses that have been absorbed by the Company, and therefore, have not been allocated to the partners’ and others’ interests. Accordingly, these amounts cannot be reconciled to any line item within the statement of operations or the statement of changes in shareholders’ equity. As future earnings materialize, these excess losses will be allocated to partners’ and others’ interests in income of consolidated subsidiaries within the statement of operations.

Upon the adoption of Statement of Financial Accounting Standard No. 160, Noncontrolling Interest, the Company will no longer charge excess losses against its retained deficit, as losses in excess of partners’ and others’ interests in a subsidiary’s capital may continue to be allocated to such interests.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

6.	We note the results of your funds as disclosed in your Form 8-K filed on October 2, 2008. Given that your fund results and committed capital have a direct impact on your operating results, please consider revising future filings to address the following items:

•	Quantify any significant withdraws from your funds and the impact that such a decrease in assets will have on your revenues and expenses.

•	Quantify how fund performance impacts your incentive income and compensation expenses.

•	Provide a more specific and comprehensive discussion regarding how decreases in your assets under management and fund performance may impact your liquidity.

We note you have made some disclosures related to these matters in your critical accounting policy regarding fair value measurement and your market risk sections. However, we believe these matters should be further expanded upon and discussed in your operating discussion.

The Company has provided disclosure in the Form 10-Q that is responsive to the comment. Please see the sub-sections in “Management’s Discussion and Analysis – Understanding Our Results” entitled: “Assets Under Management and Fund Performance;” and “Revenues;” “Expenses – Compensation and Benefits.” Also, see “Management’s Discussion and Analysis – Assets Under Management and Fund Performance” and “ – Liquidity and Capital Resources.”

Och-Ziff Capital Management Group LLC

November 5, 2008

Understanding Our Results, page 26

7.	With a view towards future disclosure, please tell us if there are any circumstances in which the initial lock-up period for your funds can be waived or modified.

In response to the Staff’s comment, the Company has added the disclosure on page 26 of the Form 10-Q.

Tax Receivable Agreement, page 38

8.	We have the following comments regarding this arrangement:

•

Given your disclosures on pages 15 and 38, please help us understand why, in your contractual obligations table on page 40, you have stated that you are not able to reasonably ascertain the timing and amounts related to this obligation.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of our contractual obligation to make future payments under the tax receivable agreement involves several assumptions that do not account for the significant uncertainties associated with these potential payments, including an assumption that the tax law will not change and that Och-Ziff Corp will have sufficient taxable income in the relevant tax years to utilize the tax benefits that would give rise to an obligation to make payments.

The timing and amounts of any actual payments under the tax receivable agreement are not reasonably ascertainable because of the numerous factors affecting our obligation to make any such payments. The actual increase in tax basis of the Och-Ziff Operating Group assets resulting from an exchange of Och-Ziff Operating Group A Units for Class A Shares of the Company or from payments under the tax receivable agreement, as well as the amortization thereof and the timing and amount of payments under the tax receivable agreement, will vary based upon a number of factors, including those described below:

•

The amount and timing of the income of Och-Ziff Corp will impact the payments to be made under the tax receivable agreement. To the extent that Och-Ziff Corp does not have sufficient taxable income to utilize the amortization deductions available as a result of the increased tax basis in the Och-Ziff Operating Group assets, payments required under the tax receivable agreement would be reduced. The Company earns management fees on a quarterly basis, but earns incentive income only at year end based on the annual performance of the Company’s funds, as disclosed in detail in “Management’s Discussion and Analysis – Understanding Our Results – Revenues.” It is not possible to predict when Och-Ziff Corp will have sufficient taxable income in relevant tax years to allow for full utilization of the amortization deductions resulting from the increased tax basis in the Och-Ziff Operating Group assets.

Och-Ziff Capital Management Group LLC

November 5, 2008

•

The price of our Class A Shares at the time of any exchange of Och-Ziff Operating Group A Units for Class A Shares of the Company will determine the actual increase in tax basis of the Och-Ziff Operating Group assets resulting from such exchange. Payments under the tax receivable agreement resulting from future exchanges, if any, will be dependent in part upon such actual increase in tax basis. It is not possible to predict the timing of exchanges or price of our Class A Shares at the time of any such exchanges.

•

The composition of the Och-Ziff Operating Group’s assets at the time of any exchange will determine the extent to which Och-Ziff Corp may benefit from amortizing its increased tax basis in such assets and thus will impact the amount of future payments under the tax receivable agreement resulting from any future exchanges. It is not possible to accurately predict the asset composition of the Och-Ziff Operating Group at the time of future exchanges, if any.

•

The extent to which future exchanges are taxable will impact the extent to which Och-Ziff Corp will receive an increase in tax basis of the Och-Ziff Operating Group assets as a result of such exchanges, and thus will impact the benefit derived by Och-Ziff Corp and the resulting payments, if any, to be made under the tax receivable agreement. If Och-Ziff Holding were to become classified as a corporation for U.S. federal income tax purposes, future exchanges of Och-Ziff Operating Group A Units may give rise to a greater benefit realized by Och-Ziff Corp and Och-Ziff Holding from the increase in tax basis of the assets in the Och-Ziff Operating Group than would otherwise result, thereby increasing the payments to be made under the tax receivable agreement. Thus, future changes in tax law may affect payments required under the tax receivable agreement; it is not possible to accurately predict whether or when such changes may occur.

•	Please revise future filings to include a discussion of your obligation in your commitments and contingencies footnote.

In response to the Staff’s comment, the Company has moved the discussion of its obligation under the tax receivable agreement from the income tax footnote in Note 11 to the commitment and contingencies footnote in Note 13 in the Form 10-Q.

Our Funds’ Liquidity and Capital Resources, page 40

9.	We note your statement that you may have a significant liquidity issue if your fund investors make substantial redemption requests within a short period of time. With a view towards future disclosure, please expand on this statement to better clarify how redemption requests related to your funds would impact your liquidity.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the Form 10-Q to clarify how redemption requests related to the Company’s funds would impact its liquidity.

Och-Ziff Capital Management Group LLC

November 5, 2008

Contractual Obligations, page 40

10.	Please revise future filings to include the cash requirements for interest on your long-term debt in your tabular presentation or footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer SEC Release #33-8350 specifically footnote 46.

In response to the Staff’s comment, the Company has updated its contractual obligations table on page 40 of the Form 10-Q to include expected future interest payments on its long-term indebtedness.

Critical Accounting Policies and Estimates, page 41

Income Taxes, page 44

11.	We note your disclosure that your $938.3 million balance of deferred tax assets was not reduced by any valuation allowance. With a view towards future disclosure, please provide us a more detailed explanation as to how you determined your future tax assets are more likely than not realizable. Specifically, quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risks, or assumptions related to these tax-planning strategies.

In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Form 10-Q.

* * * * * *

This confirms that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Och-Ziff Capital Management Group LLC

November 5, 2008

If you have any questions or need any additional information, please call the undersigned at (212) 790-0160.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By:	Joel Frank
Title:	Chief Financial Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission
Tricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Jeffrey C. Blockinger